ISSUER FREE WRITING PROSPECTUS

RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED FEBRUARY 5, 2019 FOR SENIOR NOTES DUE 2027

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-219293

KB HOME

$300,000,000 6.875% Senior Notes due 2027

Final Pricing Term Sheet

February 5, 2019

This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	KB Home

Securities:	6.875% Senior Notes due 2027 (“Notes”)

Amount:	$300,000,000

Coupon (Interest Rate):	6.875%

Yield to Maturity:	6.875%

Spread to Benchmark Treasury:	422 bps

Benchmark Treasury:	UST 2.375% due May 15, 2027

Scheduled Maturity Date:	June 15, 2027

Public Offering Price:	100.000%

Gross Proceeds:	$300,000,000

Underwriting Discount:	1.000% of principal amount

Payment Dates:	June 15 and December 15 of each year, commencing on June 15, 2019

Record Dates:	June 1 and December 1 of each year

Redemption	The Notes will be redeemable, in whole at any time or from time to time in part, at the Issuer’s option on any date of redemption (each, a “Redemption Date”). Prior to December 15, 2026 (the date that is six months prior to the maturity of the Notes) (the “Par Call Date”), the redemption price for the Notes to be redeemed will be equal to the greater of:

(a) 100% of the principal amount of the Notes to be redeemed on that Redemption Date, and

(b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if the Notes matured on the Par Call Date (exclusive of interest accrued to the applicable Redemption Date), discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 50 basis points, plus, in the case of both clause (a) and (b) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such Redemption Date.

On or after the Par Call Date and until maturity, the redemption price for the Notes to be redeemed will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such Redemption Date.

Change of Control Triggering Event:	If a change of control triggering event occurs, the Issuer will generally be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP	48666K AX7

ISIN:	US48666KAX72

Distribution:	SEC Registered (Registration No. 333-219293)

Listing:	None

Expected Ratings (Moody’s/S&P):*	B1/BB-

Trade Date:	February 5, 2019

Settlement Date:**	February 20, 2019 (T+10)

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers	BNP Paribas Securities Corp. MUFG Securities Americas Inc. Wells Fargo Securities LLC WoodRock Securities, L.P.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.
**

It is expected that delivery of the Notes will be made, against payment for the Notes, on or about February 20, 2019, which will be the tenth business day following the pricing of the Notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next succeeding seven business days will be required, because the Notes initially will settle within ten business days (T+10), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade on the date of the prospectus supplement or the next seven succeeding business days should consult their own legal advisors.

The Issuer has filed a Registration Statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by contacting Deutsche Bank Securities at the following address: Attention: Prospectus Group, 60 Wall Street, New York, New York 10005, e-mail: prospectus.CPDG@db.com or toll free at 1-800-503-4611, or BofA Merrill Lynch at the following address: BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department or email: dg.prospectus_requests@baml.com, or Citigroup at the following address: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, email: prospectusdept@citi.com or toll free at 1-800-831-9146, or Credit Suisse at the following address: Attention: Prospectus Department, One Madison Avenue, New York, New York 10010 or e-mail: newyork.prospectus@credit-suisse.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.